February 3, 2025

<u>VIA EDGAR</u>

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: Runway Growth Finance Corp.
    File No. 814-01180
    Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Runway Growth Finance Corp. (the "***Company***"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "***1940 Act***"), are the following:

1)   A copy of the Company's fidelity bond in the amount of $4,000,000 (the "***Bond***");

2)   A Certificate of the Secretary of the Company containing a statement as to the period for which premiums have been paid and the resolutions approved on January 29, 2025 by unanimous written consent of the board of directors of the Company, pursuant to which a majority of the directors who are not "interested persons" of the Company, as defined under Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond; and

3)   A copy of the Joint Insured Bond Allocation Agreement, effective January 29, 2025, pursuant to Rule 17g-1(f) under the 1940 Act.

If you have any questions regarding this submission, please do not hesitate to call me at (312) 281-6270.

Very truly yours,

RUNWAY GROWTH FINANCE CORP.

<u>/s/ Thomas B. Raterman</u>
Name: Thomas B. Raterman
Title: Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of the Company



January 28, 2025

Andre Spinoglio
AON RISK INS SERVICES WEST INC
425 MARKET ST STE 2800
SAN FRANCISCO, CA 94105-2490

Re: Runway Growth Capital
        Fidelity Bonds
        Policy Number 596747757
        Expiration Date: 12/15/2025

Dear Andre,

We are pleased to enclose Policy Number 596747757 for Runway Growth Capital. We trust that this policy meets with the specifications outlined in our quotation (number 6339455301). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Runway Growth Capital and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Gretta Di Silvestro

Gretta Di Silvestro (Sutton)
Underwriting Specialist
(262) 825-8002
gretta.disilvestro@cna.com



For All the Commitments You Make®

125 Broad Street, New York, NY 10004


Declarations
FINANCIAL INSTITUTION BOND
STANDARD FORM #14


CUSTOMER NUMBER			DATE ISSUED
316767			01/28/2025
POLICY NUMBER	**COVERAGE IS PROVIDED BY**		**PRODUCER NO.**
596747757	Continental Insurance Company (herein called 'Underwriter')		729509
NAMED INSURED AND ADDRESS		**PRODUCER NAME AND ADDRESS**	
Item 1. Runway Growth Capital (herein called Insured') 205 North Michigan Ave. Suite 4200 Chicago, IL 60601		AON RISK INS SERVICES WEST INC Andre Spinoglio 425 MARKET ST STE 2800 SAN FRANCISCO, CA 94105-2490	

Item 2. Bond Period: from 12:01a.m. on 12/15/2024 to 12:01 a.m. on 12/15/2025

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $4,000,000.

Item 4. Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $4,000,000
and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $50,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$4,000,000	$50,000
Insuring Agreement (E)—SECURITIES	$4,000,000	$50,000
Optional Insuring Agreements and Coverages:		
Computer Systems Fraud	$4,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

G-145184-A Economic & Trade Sanctions Conditions
CNA-94655-XX Cryptocurrency & NFT Exclusion Rider
CNA-105767-XX Notice Of Claim Rider
CNA-101070-XX ERISA Dishonesty Coverage Rider
CNA-106222-XX Data Breach Expense And Confidential Information Exclusion Rider



For All the Commitments You Make®

125 Broad Street, New York, NY 10004

Declarations
FINANCIAL INSTITUTION BOND
STANDARD FORM #14

SR-5019-B Adding Or Deducting Insureds Rider
CNA-92544-XXC Asset Manager Fidelity Bond Enhancement Rider
SR-5769-DC NYSE Cancelation Rider
SR 6182a Aggregate Limit - Reinstate Or Increase
SR-6316 Amend Declarations Page

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:

$50,000

Item 7. For purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

N/A

Item 8. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 596747757.

Such termination or cancelation to be effective as of the time this bond becomes effective.

These Declarations, along with the completed and signed Application, the bond, and any written riders attached shall constitute the contract between the Insureds and the Insurer.

Authorized
Representative:

Date: 01/28/2025

TSB 5062c   Copyright The Surety & Fidelity Association of America, 2011   Page 2



The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for **:**

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

    (1)   to cause the Insured to sustain such loss; and

    (2)   to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured's loss results directly or indirectly from:

    (a) Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

    (b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

    (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

    (b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered,

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt threat; provided that:

    (a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

    (b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

    (1) a Messenger, or

    (2) a Transportation Company and being transported in an armored motor vehicle, or

    (3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle

provided that covered Property transported in such manner is limited to the following:

    (a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

    (b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

    (c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

    (1) Negotiable Instrument (except an Evidence of Debt),

    (2) Certificate of Deposit,

    (3) Letter of Credit,

    (4) Withdrawal Order,

    (5) receipt for the withdrawal of Property, or

    (6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

        (a) Certificated Security,

        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

        (c) Certificate of Deposit; or

        (d) Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

    (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

    (3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above



by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) has occurred or will occur in offices or premises,

(2) has been caused or will be caused by an employee or employees of such institution, or

(3) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP—NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED'S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond



for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet



such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card



loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under



this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the

cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT—SUBROGATION—RECOVERY

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and



(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination

.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page



THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

_____

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 596747757
ISSUED TO: Runway Growth Capital
EFFECTIVE DATE OF ENDORSEMENT: 01/28/2025

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative _____

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)
Page 1 of 1



CRYPTOCURRENCY & NFT EXCLUSION RIDER

In consideration of the premium, Section 2, Exclusions set forth in the Conditions and Limitations is amended to add the following exclusion:

This bond does not cover:

- loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason;

- loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of non-fungible tokens ("NFT"). An NFT means a unique identifier that is recorded in a blockchain or other digital ledger technology to certify the authenticity and/or ownership of a unique asset that cannot be traded, divided, or exchanged at equivalency.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA94655XX (6-22)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 2
Effective Date: 01/28/2025



NOTICE OF CLAIM RIDER

In consideration of the premium, the Declarations of the Bond is amended to add the following:

- Item 9: Notice of claim should be sent to: CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Fax: 866-773-7504
Email: SpecialtyNewLoss@cna.com

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA105767XX (3-23)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 3
Effective Date: 01/28/2025



ERISA DISHONESTY COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.   Solely with respect to the coverage provided by this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

EMPLOYEE BENEFIT PLANS

Single Loss Limit of Liability
$4,000,000

II.   Insuring Agreements is amended to add the following Insuring Agreement:

- Employee Benefit Plans

    Loss of Property incurred by an Employee Benefit Plan resulting directly from Fraud or Dishonesty committed by a Covered Person.

III.   Solely with respect to the coverage provided by this Rider, the second paragraph of Section B, Additional Offices Or Employees—Consolidation, Merger Or Purchase Of Assets—Notice of the General Agreements is deleted and replaced with the following:

    Consolidation and Merger

    If the Insured shall, during the Bond Period, consolidate or merge with, or purchase or acquire assets or liabilities of, some other entity, any additional persons become Covered Persons:
    A.   provided, the first named Insured must give the Underwriter written notice and obtain the Underwriter's written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; and
    B.   for the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

IV.   General Agreement G, Insured's ERISA Plans set forth in the General Agreements is deleted.

V.   Solely for the purposes of the coverage provided by the Employee Benefit Plans Insuring Agreement, Insured means the entity listed on Item 1. of the Declarations and any Employee Benefit Plan.

VI.   Solely with respect to the coverage provided by this Rider, Section 1, Definitions set forth in the Conditions and Limitations, is amended to add the following definitions:

- Covered Person means any natural person who is:
    1.   a trustee, officer, Employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan; and
    2.   a director, officer, Employee or trustee of an Insured, but only while that person is handling Property of an Employee Benefit Plan.

    Covered Person does not include any agent, broker, person leased to an Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.

- Employee Benefit Plan means any welfare or pension benefit plan sponsored by any entity listed on Item 1. of the Declarations that is subject to the Employee Retirement Income Security Act of 1974 as amended, ("ERISA").

CNA101070XX (3-23)   Bond No: 596747757
Page 1   Rider No: 4
Continental Insurance Company   Effective Date: 01/28/2025
Insured Name: Runway Growth Capital



- Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

VII.   Solely with respect to the coverage provided by this Rider, Section 2, Exclusions set forth in the Conditions and Limitations is amended as follows:

A.   Exclusions (a); (d); (h); (n); (p); (u)(1); (y); (bb) and (cc) are deleted.

B.   The following exclusions are added:

This bond does not cover:

- Acts Committed by an Insured

   loss as a result of any dishonest act committed by an Insured whether acting alone or in collusion with other persons. Provided that, this exclusion does not affect coverage for loss under the Employee Benefit Plans Insuring Agreement caused by the acts of Covered Persons;

- Confidential Information

   loss as a result of the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided, however that this exclusion will not apply to loss that is otherwise covered under the Employee Benefit Plan Insuring Agreement caused by a Covered Person's access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty;

- Inventory Shortages

   loss for which the proof of its existence or the amount is dependent upon:
   a.   an inventory computation; or
   b.   a profit and loss computation.
   However, where the Insured establishes wholly apart from such computations that the Insured has sustained a loss, then the Insured may offer its inventory records to support the amount of loss claimed;

- Negligence

   loss as a result of the negligence of a Covered Person;

- Prior Dishonesty

   loss as a result of the dishonest or fraudulent acts of a Covered Person if the Insured, or any Employee, trustee, fiduciary or plan administrator of an Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of the Bond Period;

VIII.   The Conditions and Limitations is amended to add the following:

- Employee Benefit Plans

   A.   The first named Insured must purchase a Limit of Liability applicable to the Employee Benefit Plan Insuring Agreement that is at least equal to the minimum amount required by ERISA for any

CNA101070XX (3-23)
Page 2
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 4
Effective Date: 01/28/2025



Employee Benefit Plan. If Employee Benefit Plans are insured jointly with any other entity under this bond, the limit must be at least equal to the minimum amount required by ERISA if each Plan were insured independently. If, during the Bond Period, it is determined that the applicable Limit of Liability as set forth in the Declarations was less than the amount required by ERISA on the effective date of this bond, then, at the request of the first named Insured during the Bond Period, and subject to the payment of any additional premium, the applicable Limit of Liability may be amended to equal the minimum amount required by ERISA.

B.   Solely with respect to loss incurred under the Employee Benefit Plans Insuring Agreement, payment for all covered loss will be to the Employee Benefit Plan. If such payment is in excess of the limit required under ERISA, such excess will be held for the use and benefit of any other Employee Benefit Plan sustaining such loss.

C.   If two or more Employee Benefit Plans are insured under this bond any payment the Underwriter makes for loss:

1.   sustained by two or more Employee Benefit Plans; or
2.   of commingled funds or Property of two or more Employee Benefit Plans

that arises out of one Single Loss and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

D.   If this bond is canceled or terminated as to any covered Employee Benefit Plan, then the Extended Period To Discover Loss set forth in Section VIII, of this Rider applies separately to such Employee Benefit Plan.

IX.   Section 3, Discovery of the Conditions and Limitations is amended to add the following:

• Extended Period To Discover Loss

A.   The Underwriter will pay for loss that the Employee Benefit Plan sustained prior to the effective date of termination or cancellation of the Bond Period, which is discovered by the Employee Benefit Plan within one year following the date of termination or cancellation.
B.   However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the first named Insured that offers the same coverage afforded by this bond in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date.

X.   Solely with respect to the coverage provided by this Rider, the paragraph entitled Single Loss Defined set forth in Section 4, Limit Of Liability, of the Conditions and Limitations is amended to add the following:

Under the Employee Benefit Plans Insuring Agreement, Single Loss means all loss caused by, or involving, any one Covered Person, acting alone or in collusion with others.

XI.   Section 12, Deductible Amount of the Conditions and Limitations is amended to add the following:

No Single Loss Deductible amount will apply to the Employee Benefit Plan Insuring Agreement.

XII.   Solely with respect to the coverage provided by this Rider, the second and third paragraphs of Section 13, Termination Or Cancellation of the Conditions and Limitations are deleted and replaced with the following:

Coverage under this bond is canceled as to any Covered Person:
A.   Immediately upon discovery by the Insured or by any Employee, trustee, fiduciary or plan administrator of any Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the bond for loss resulting from acts committed by that Covered Person after the date of such discovery.

CNA101070XX (3-23)
Page 3
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 4
Effective Date: 01/28/2025



B.   On the date specified in a notice mailed to the first named Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the first named Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.



DATA BREACH EXPENSE AND CONFIDENTIAL INFORMATION EXCLUSION RIDER

In consideration of the premium, the Conditions and Limitations of this bond is amended as follows:

I.   Exclusion (bb) in Section 2, Exclusions is deleted and replaced with the following:

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity, including concurrently with another person or entity. Provided however, this exclusion shall not apply to the extent that any unauthorized use or disclosure of such confidential information directly results in a loss otherwise meeting the terms, conditions, and limitations of this bond.

II.   The following new Section is added:

As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses; fines; penalties; expenses to comply with federal and state laws and Payment Card Industry Data Security Standards, if applicable; and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information were stolen, accessed, downloaded or misappropriated while in the Insured's care, custody or control.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.



ADDING OR DEDUCTING INSUREDS RIDER

It is agreed that:

1.   At the request of the Insured, the Underwriter adds to/deducts from the list of Insured under the attached bond the following:

   Runway Growth Finance LLC
   Runway Growth Finance Corp
   Runway Growth Finance L.P.
   Runway-Cadma I LLC.

2.   This rider is effective as of 12:01 a.m. on 12/15/2024.

ADDING OR DEDUCTING INSUREDS RIDER
FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE OR RIDER, TO ADD OR DEDUCT JOINT INSUREDS.
REVISED TO JANUARY, 2008

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

SR5019B (1-08)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 6
Effective Date: 01/28/2025



ASSET MANAGER FIDELITY BOND ENHANCEMENT RIDER

In consideration of the premium, the bond is amended as follows:

I. Solely with respect to the coverage afforded under this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

CLIENT CAPITAL INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible
$4,000,000	$50,000

CYBER CRIME COVERAGE INSURING AGREEMENT

Coverage:	Single Loss Limit of Liability	Single Loss Deductible	Verified Payment Order Amount
1. Computer to Computer Systems Fraud-Misappropriated Access Credentials	$4,000,000	$50,000	N/A
2. Computer to Computer Systems Fraud- Hacker or Interloper or Virus	$4,000,000	$50,000	N/A
3. Fraudulent Transfer Instructions- Funds Transfer Fraud	$4,000,000	$50,000	$N/A
4. Data or Computer Programs-Destruction or Theft	$4,000,000	$50,000	N/A

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible	Amount Over Which a Verification Procedure is Required
$250,000	$50,000	$25,000

II. The Insuring Agreements is amended to add the following new Insuring Agreements:

• Client Capital

Loss of Client Capital, including loss of Client Capital held by the Insured in its capacity as a fiduciary of Client Capital, resulting directly from dishonest or fraudulent acts committed by an Employee, wherever committed and whether committed alone or in collusion with others.

Such dishonest and fraudulent acts must be committed by the Employee with the intent to cause the Client to sustain such loss and must result in an improper financial benefit to either such Employee or other natural person acting in collusion with such Employee.

As used in this Insuring Agreement, improper financial benefit shall not include any employee benefits earned in the normal course of employment including salaries, commissions, fees, bonuses, promotions awards, profit sharing, or pensions.

• Cyber Crime Coverage

1. Computer to Computer Systems – Fraud Misappropriated Access Credentials

Loss resulting directly from the transfer of Money or Uncertificated Securities from a Customer's account with the Insured by the Insured's Computer with no action, authorization or intervention

---

CNA92544XXC (12-23)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



taken by an Employee. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

It shall be a condition precedent to coverage under this Computer to Computer Systems Fraud-Misappropriated Access Credentials Insuring Agreement that the Insured must have previously established Security Procedures between the Insured and such Customer.

2. Computer to Computer Systems Fraud – Hacker of Interloper or Virus

Loss resulting directly from the transfer of Money or Uncertificated Securities from an account of the Insured or a Customer's account with the Insured by the Insured's Computer with no action, authorization or intervention taken by an Employee. Such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured's Computer through a Network by a hacker, interloper or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

3. Fraudulent Transfer Instructions – Funds Transfer Fraud

Loss resulting directly from an Employee having, in good faith, initiated, authorized or taken action to assist the transfer of Money or Securities on deposit in a Customer's account with the Insured in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured's on-line banking system, telefacsimile device, telephone, or electronic mail; provided:

(a) the fraudulent Payment Order purports, and reasonably appears, to have originated from:
    (i) such Customer;
    (ii) an Employee acting on instructions of such Customer; or
    (iii) another financial institution on behalf of such Customer and authorized to make such Payment Order; and
(b) the sender of the fraudulent Payment Order confirmed the identity of the Customer with the Access Credentials of such Customer; and
(c) the sender was not, in fact, such Customer, and was not authorized to act on behalf of such Customer, and was not an Employee; and
(d) the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order.

Provided that prior to the Insured making payment in excess of the Verified Payment Order Amount:

(i) the Insured must have verified the Payment Order via a call back to a previously agreed upon telephone number or other out of band verification procedure as set forth in the Insured's Written agreement with such Customer; and
(ii) the Insured shall have preserved a contemporaneous record of the call back or other out of band verification of the Payment Order which verifies use of the Access Credentials of the Customer.

In the event that the Insured fails to perform the required call back or other out of band verification for the transfer of Money or Securities in excess of the Verified Payment Order Amount, the Underwriter shall not be liable for any loss in excess of such amount.

4. Data or Computer Programs – Destruction or Theft

(a) Loss resulting directly from the malicious modification, manipulation, destruction of, or damage to, Data or Computer Programs owned by the Insured or for which the Insured is legally liable for such destruction or damage while stored within the Insured's Computer;

CNA92544XXC (12-23)
Page 2
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



(b)   Loss resulting directly from the robbery, burglary, larceny, theft, misplacement or mysterious unexplainable disappearance of Data or Computer Programs owned by the Insured or for which the Insured is legally liable;

As used in this Insuring Agreement, Loss means, and is limited to, the cost of duplication of such Data or Computer Programs from other Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

- Social Engineering Fraud

Loss of Money or Securities resulting directly from an Insured having, in good faith, transferred, paid or delivered Money or Securities from such Insured's account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be a Vendor, Employee, Customer or Transactional Counterparty; provided that prior to the Insured making payment in excess of the Amount Over Which a Verification Procedure is Required:

1.   that the Insured performed a Verification Procedure; and

2.   the Verification Procedure was recorded, logged, or otherwise documented by the Insured.

In the event that the Insured failed to perform the required Verification Procedure for the transfer, payment or delivery of Money or Securities in excess of the Amount Over Which a Verification Procedure is Required the Underwriter shall not be liable for any loss in excess of such amount.

III.   Section 1. Definitions of the Conditions and Limitations is amended as follows:

A.   Solely with respect to the coverage provided by the Client Capital Insuring Agreement, the following new definitions are added:

- Client means any entity, organization or natural person that:
  1.   has an account;
  2.   is in the process of opening an account; or
  3.   has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf, with the Insured.

- Capital means Money, Securities, or precious metals.

B.   Solely with respect to the coverage provided by the Cyber Crime Coverage Insuring Agreement and the Social Engineering Fraud Insuring Agreement the following new definitions are added:

- Access Credentials means information, items or identifying characteristics provided by the Customer to the Insured as part of a submission of a Payment Order or to gain access to the Insured's Computer, and used by the Insured or Insured's Computer to authenticate the Customer's identity, including, but not limited to, passwords, personal identification numbers, shared secrets, tokens and biometrics.
- Callback Verification means a verbal conversation using a Pre-Determined Telephone Number, or another pre-established commercially reasonable out of band verification procedure, to verify the identity of the Vendor or Employee and the authenticity of the Communication.

- Communication means an electronic, telefacsimile, telephone or Written instruction received by the Insured that:

CNA92544XXC (12-23)
Page 3
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



1. establishes or changes the method, destination or account for payment or delivery of Money or Securities;
2. contains a misrepresentation of a material fact; and
3. is relied upon by any Employee, believing it to be true.

- Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.

- Computer Program means a set of related electronic instructions which direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.

- Customer means a natural person or entity who has a Written agreement with the Insured signed by such natural person or entity. Solely with respect to Fraudulent Transfer Instructions – Funds Transfer Fraud coverage, the Written agreement must contain the terms of the Security Procedures.

- Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.

- Insured's Computer means a Computer or system of Computers:
  1. owned by the Insured;
  2. for which the Insured controls access; or
  3. housed and maintained by a third party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers.

- Network means any computer communication systems, including any automated interbank communication system and the internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured's Computer.

- Payment Order means an instruction of a Customer to the Insured to pay, or to cause another financial institution to pay, a fixed or determinable amount of Money or Securities to a another person.

- Pre-Determined Telephone Number means a telephone number that:
  1. was provided by the Vendor or Employee, when the Written agreement or other arrangement was first established with the Insured;
  2. replaced a telephone number previously provided by the Vendor or Employee, provided that confirmation of the legitimacy of the replacement telephone number was achieved through a commercially reasonable out of band verification procedure.

- Security Procedure means a procedure established by Written agreement of the Insured and its Customer for the purpose of verifying the authenticity or accuracy of a Payment Order received by the Insured. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.

- Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.
- Transactional Counterparty means any person or entity with whom the Insured has entered into a prior Written agreement pursuant to which such person or entity is authorized to instruct the Insured to make payments or transfer Funds.

- Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

CNA92544XXC (12-23)
Page 4
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



1. not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
2. of a type commonly dealt in on securities exchanges or markets; and
3. either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations.

- Vendor means a person or entity that has provided goods or services to the Insured under a genuine, pre-existing:
  1. Written agreement; or
  2. other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

C. The following definitions are amended as follows:

1. The definition of Employee is deleted and replaced with the following:

Employee means:

1. a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, Manager, Partner, or principal of the Insured;
2. a natural person, other than a natural person in 1. above, while in the regular service of the Insured at any of the Insured's premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;
3. a guest student pursuing studies or performing duties in any of the Insured's premises;
4. an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
5. a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's premises;
6. an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
7. an employee of a fund administrator for the Insured, or sub-advisor to the Insured; or
8. any partner, officer or employee of a partnership or corporation authorized by Written agreement with the Insured to perform services for the Insured.
9. a natural person who resigns, retires or is terminated from the service of the Insured during the Bond Period, provided that this solely applies:
    (i) for a period of ninety (90) days immediately following the resignation, retirement or termination of such natural person, and
    (ii) only if such resignation, retirement or termination has not arisen from or was not in connection with the discovery of the Insured of any actual dishonest, fraudulent or criminal act(s) of such natural person;

Each employer of persons as set forth in 4., and 5., above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of the definition of Single Loss and in the event of payment under this bond, the Underwriter shall be subrogated to the Insured's rights of recovery, as stated in Section 7. Assignment – Subrogation – Recovery - Cooperation of the Conditions and Limitations against any such employer.

Agents, custodians, prime brokers, transfer agents, real estate or construction managers or other representatives of the same general character shall not be considered Employees.

2. The definition of Partner is deleted and replaced with the following:

CNA92544XXC (12-23)
Page 5
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



Partner means any:
1. general partner, managing general partner, venture partner, administrative general partner of the Insured; or
2. limited partner who is also employed by the Insured.

3. The definition of Property is deleted and replaced with the following:

Property means Money, revenue and other stamps, Securities, including any note, stock, treasury stock, bond, debenture, Evidence of Debt, Certificate of Deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, Certificate of Deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing, bills of exchange, Acceptances, checks, Withdrawal Orders, money orders, travelers' checks or Letters of Credit, bills of lading, abstracts of title, insurance policies, deeds or mortgages on real estate and/or upon chattels and interests therein, assignments of such policies, deeds or mortgages, other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records), all other instruments similar to or in the nature of the foregoing, and precious metals in any form, which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

D. The following new definitions are added:

- Fund means:
  1. any Private Fund; and
  2. any Registered Fund.

  Manager means, solely with respect to a limited liability company, such entity's manager, managing member, management committee member or member of the board of managers.

- Management Control means:
  1. owning or controlling interests of an entity representing more than fifty percent (50%) of the right to control or manage such entity as evidenced by the present power to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity, or
  2. with respect to an entity having the present right, pursuant to a written contract or an Organizational Document, to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity.

- Organizational Document means the articles of incorporation or association, certificate of incorporation, charter, by-laws, offering memorandum, limited liability company agreement, partnership agreement, operating agreement, subscription agreement, advisory or management agreement, separate indemnification agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, organization, or governance of an Insured, including any amendments thereto.

- Portfolio Company means any entity in which a Private Fund owns or controls (or previously owned or controlled) outstanding debt or equity securities of such entity.

- Private Fund means any:
  1. investment company:
     (a) created or sponsored by an Insured as of the effective date of this bond;

CNA92544XXC (12-23)
Page 6
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



          (b)   that has been terminated, merged, sold, or dissolved, including any series or portfolios of such investment company, but only for loss that occurred while such Private Fund was owned or managed by the Insured;

    2.   affiliated parallel funds, master funds, feeder funds, blocker funds, special purpose entities, limited purpose entities, investment holding companies, or other entities created for the purpose of holding investments in the name or right of an investment company that is described in 1(a) or 1(b) above; or

    3.   entity general partner or entity managing general partner of a partnership, or entity managing member of a limited liability company, of an investment company that is described in 1(a) or 1(b) above.

- Registered Fund means any:
  1. investment company registered under the Investment Company Act of 1940:
     - (a) as of the effective date of this bond; or
     - (b) that has been terminated, merged, sold, or dissolved, including any series of portfolios of such investment company, but only for loss that occurred while such Registered Fund was sponsored or managed by the Insured; or
  2. series of portfolios of any investment company described in 1(a) above.

- Securities means:
  1. a Certificated Security; or
  2. an Uncertificated Security.

- Subsidiary means an entity, in which the Insured has Management Control directly or indirectly through one or more other Subsidiaries:
  1. on or before the effective date of this bond; or
  2. after the effective date of this bond by reason of being created or acquired by the Insured after such date, subject to General Agreements B. Additional Offices or Employees – Consolidation, Merger, or Purchase of Assets – Notice.

  Subsidiary does not include any Fund or Portfolio Company.

IV.   For purposes of the coverage provided by this bond, Insured includes:

    1.   the entity or organization listed under Named Insured on Item 1. of the Declarations; and
    2.   any Subsidiary; and
    3.   any Registered Fund; and
    4.   any Private Fund.

V.   Section 2. Exclusions of the Conditions and Limitations is amended as follows:

A.   Solely with respect to the coverage provided by the Cyber Crime Coverage Insuring Agreement and the Social Engineering Fraud Insuring Agreement, the following new exclusions are added:

This bond does not cover:

    1.   loss resulting directly or indirectly from the Insured's Employee having initiated, authorized or taken action to assist the transfer of Money or Securities in reliance on the validity of a Payment Order received via the Insured's on-line banking system, telefacsimile device, telephone or electronic mail, unless covered under the Fraudulent Transfer Instructions – Funds Transfer Fraud Insuring Agreement or the Social Engineering Fraud Insuring Agreement;

    2.   loss resulting directly or indirectly from the Insured's assumption of liability under any oral or written contract, unless such liability would otherwise be covered by this bond and would be imposed on the Insured in the absence of such contract;

CNA92544XXC (12-23)   Bond No: 596747757
Page 7   Rider No: 7
Continental Insurance Company   Effective Date: 01/28/2025
Insured Name: Runway Growth Capital



3. the cost of duplication of Data or Computer Programs except when covered under the Data or Computer Programs – Destruction or Theft Insuring Agreement;

4. loss resulting directly or indirectly from Negotiable Instruments, Securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Data or manually keyed into a data terminal;

5. loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs in the Insured's Computer unless covered under the Computer to Computer Systems – Fraud Misappropriated Access Credentials Insuring Agreement or the Computer to Computer Systems Fraud-Hacker or Interloper or Virus Insuring Agreement;

6. loss resulting directly or indirectly from:

   a. mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured's Computer, or

   b. failure or breakdown of electronic data processing media, or

   c. error or omission in programming or processing;

   unless (a), (b) and (c) is caused by the unauthorized entry of Data or Computer Programs into the Insureds Computer System through a Network by a hacker, interloper or virus and covered under the Insuring Agreements entitled COMPUTER TO COMPUTER SYSTEMS FRAUD– MISAPPROPRIATED ACCESS CREDENTIALS or COMPUTER TO COMPUTER SYSTEMS FRAUD–HACKER OR INTERLOPER OR VIRUS;

7. loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a Customer of the Insured or under the control of such Customer by a person who had authorized access to the Customer's Access Credentials or Computer;

8. loss resulting directly or indirectly from the payment of a ransom demand resulting from the unauthorized access to the Insured's Computer

B. Solely with respect to the coverage provided by the Social Engineering Fraud Insuring Agreement the following new exclusions are added:

This bond does not cover:

- loss resulting directly or indirectly from any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

- loss resulting directly or indirectly from any gambling, game of chance, lottery or similar game;

- loss of or damage to Money or Securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company;

- loss resulting directly or indirectly from any person or entity's use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine;

- loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service.

CNA92544XXC (12-23)
Page 8
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



C. Solely with respect to the coverage provided by the Fraudulent Transfer Instructions – Funds Transfer Fraud Insuring Agreement, the following new exclusion is added:

- This bond does not cover loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer's Access Credentials.

D. Solely with respect to the coverage provided by this Rider, Section 2, Exclusions is amended by deleting (aa) and replacing it with the following:

- (aa) loss resulting directly or indirectly from the theft, disappearance, destruction, or disclosure of confidential information, including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person; provided however, a loss otherwise covered under this Rider shall not be excluded by the fact that Access Credentials were used to gain access to the Insured's Computer;

E. The following new exclusions are added:

This bond does not cover:

- loss resulting directly or indirectly from or in any way involving, in whole or in part, Social Engineering Fraud unless such loss is covered under Fidelity Insuring Agreement (A) and/or the Social Engineering Fraud Insuring Agreement. In the event a loss is covered under both the Social Engineering Fraud Insuring Agreement and the Fidelity Insuring Agreement (A), coverage will be afforded for such loss only under Fidelity Insuring Agreement (A);

VI. General Agreements B. Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice, is deleted and replaced with the following:

Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice

1. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

2. If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or organization such that it becomes a Subsidiary or Fund, the Underwriter agrees to provide coverage under this bond, effective on the date the Insured forms such new Subsidiary or Fund or acquires Management Control of such new Subsidiary or Fund for the remainder of the Bond Period, with no additional premium, provided the entity meets all of the following conditions:
   a. its assets under management or advisement shall not exceed fifty percent (50%) of the assets under management or advisement of the Insured at the time of the acquisition of Management Control;

   b. it has not had any bond claim or loss for the three (3) years prior to the date of acquisition; and

   c. it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or foreign equivalent positions, as of the date of acquisition.

3. If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or other organization such that it becomes a Subsidiary or Fund and such

CNA92544XXC (12-23)
Page 9
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 7
Effective Date: 01/28/2025



Subsidiary or Fund does not meet all of the conditions listed in paragraph 2. above, or the Insured otherwise merges or consolidates with another entity such that the Insured is the surviving entity, then such Subsidiary, Fund or merged or consolidated entity shall be an Insured under this bond for only sixty (60) days from the effective date of the formation, acquisition, merger or consolidation unless the Insured has:

    a.   given the Underwriter Written notice of the formation, acquisition, merger or consolidation prior to the proposed effective date of such action; and

    b.   obtained the Written consent of the Underwriter to extend some or all of the coverage provided by this bond to such additional exposure; and

    c.   after obtaining such consent, paid the Underwriter additional premium if required by the Underwriter.

Coverage for any entity described herein and for any of its employees shall be subject to such additional or different terms, conditions and limitations of coverage as the Underwriter may require.

If the Insured fails to give such notice as required herein or fails to pay the required additional premium, then coverage for such new Subsidiary, Fund or merged or consolidated entity and any employees thereof shall terminate with respect to any bond claim or loss made more than sixty (60) days after the effective date of such creation, acquisition, merger or consolidation.

VII.   Solely with respect to the coverage provided by this Rider, the Section 4. Limit of Liability of the Conditions and Limitations, is amended to add the following:

Provided always, the Single Loss Limit of Liability for the Insuring Agreements listed on the Schedule of Coverage is a sublimit of liability that is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations. In no way shall these sublimits serve to increase the Underwriter's Aggregate Limit of Liability under this bond.

VIII.   Solely with respect to the coverage provided by this Rider, Section 10. Other Insurance or Indemnity of the Conditions and Limitations is amended to add the following:

Notwithstanding anything in the bond or this Rider to the contrary, in the event a loss is covered under this Rider and any other policy, the coverage provided by this Rider shall apply on a primary basis to such other policy.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA92544XXC (12-23)   Bond No: 596747757
Page 10   Rider No: 7
Continental Insurance Company   Effective Date: 01/28/2025
Insured Name: Runway Growth Capital



NYSE CANCELATION RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 596747757

in favor of Runway Growth Capital

It is agreed that:

1. The Underwriter will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange is to be notified promptly concerning substantial modification of the attached bond, or the cancelation of the attached bond as an entirety as provided under parts (a) and (b) of the Termination or Cancelation Condition, or as to any Employee, Partner or Member covered thereunder, whether such modification or cancelation be effected by notice from the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancelation.

2. This rider shall become effective when the bond becomes effective.

CANCELATION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO MEMBER FIRMS OF THE NEW YORK STOCK EXCHANGE, TO PROVIDE FOR NOTICE OF SUBSTANTIAL MODIFICATION OR CANCELATION TO SUCH EXCHANGE.
REVISED TO MAY, 2011

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

SR-5769-DC (5-11)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 8
Effective Date: 01/28/2025



AGGREGATE LIMIT - REINSTATE OR INCREASE

To be attached to and form part of Financial Institution Bond, No. 14 or Computer Crime Policy for Financial Institutions, No. N/A

in favor of Runway Growth Capital

It is agreed that:

1.   As of the date shown below in part 4, the remaining Aggregate Limit of Liability of the Underwriter/Company for the remainder of the Bond/Policy Period is $4,000,000

2.   In consideration of an additional premium, the Aggregate Limit of Liability is increased from the amount shown in part 1 above to $4,000,000. Such amount applies only to losses discovered after the effective date of this rider/endorsement, and in no event shall the aggregate of all payments made for loss discovered during the remainder of the Bond/Policy Period exceed this amount. Losses discovered prior to the effective date of this rider/endorsement, and unpaid as of that date, shall be subject to the remaining Aggregate Limit of Liability shown in part 1 above.

3.   All other terms and conditions of the Bond/Policy remain unchanged.

4.   This rider/endorsement shall become effective as of 12:01 a.m. on 1/28/2025

AGGREGATE LIMIT—REINSTATE OR INCREASE
FOR USE WITH ANY FINANCIAL INSTITUTION BOND WRITTEN ON AN AGGREGATE LIMIT BASIS OR COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS, TO REINSTATE OR INCREASE AN AGGREGATE LIMIT MID–TERM.
REVISED DECEMBER, 1993

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.



AMEND DECLARATIONS PAGE RIDER

To be attached to and form part of Financial Institution Bond No. 14

in favor of Runway Growth Capital

It is agreed that:

1.   This bond is amended by substituting the Item(s) indicated below with an "X" for the corresponding Item(s) on the Declarations Page:

☒ **Item 2.**   Bond Period: from 12:01 a.m. on   01/28/2025   to 12:01 a.m. on   12/15/2025
                                            (MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)

☐ **Item 3.**   The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $

☒   **Item 4.**   Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability applicable to Insuring Agreements (A), (B), (C) and (F) is $4,000,000 and the Single Loss Deductible applicable to Insuring Agreements (A), (B), (C) and (F) is $50,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Lost Limit of Liability	Single Loss Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$4,000,000	$50,000
Insuring Agreement (E)—SECURITIES	$4,000,000	$50,000
Insuring Agreement (G) – FRAUDULENT MORTGAGES	$N/A	$N/A
Coverage on Partners or Members (Form No. 14 Only)		
Optional Insuring Agreements and Coverages:	$4,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

☒ **Item 6.**   The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is: $50,000

☐ **Item 7.**   For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

☐ **Item 8**   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)
Such termination or cancelation to be effective as of the time this bond becomes effective.

SR6316 (8-12)   Bond No: 596747757
Page 1   Rider No: 10
Continental Insurance Company   Effective Date: 01/28/2025
Insured Name: Runway Growth Capital



_____

    2.   This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 1/28/2025

Accepted:

AMEND DECLARATIONS PAGE
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORM NOS. 14, 15, AND
24. ITEM 3 NOT TO BE CHANGED MID-TERM
WITH THIS RIDER.
REVISED TO AUGUST, 2012

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

SR6316 (8-12)
Page 2
Continental Insurance Company
Insured Name: Runway Growth Capital

Bond No: 596747757
Rider No: 10
Effective Date: 01/28/2025

CERTIFICATE OF THE SECRETARY

The undersigned, Thomas B. Raterman, Secretary of Runway Growth Finance Corp., a Maryland corporation (the "***Company***"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "***SEC***") in connection with the filing of the Company's fidelity bond (the "***Bond***") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as <u>Exhibit A</u> is a copy of the resolutions approved by the board of directors of the Company, including a majority of the board of the directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. The Premium has been paid for the period January 28, 2025 to December 15, 2025.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 3rd day of February, 2025.


/s/ Thomas B. Raterman
Thomas B. Raterman
Secretary of the Company


Approval of Fidelity Bond and Joint Insured Fidelity Bond Allocation Agreement

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "*1940 Act*") and Rule 17g-1(a) thereunder require a business development company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "*Covered Person*"); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each Covered Person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of all directors who are not "interested persons," as such term is defined under the 1940 Act, of the Company or the Adviser (the "*Independent Directors*") approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 which are described in the memorandum previously provided to the Board; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the "*SEC*") and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, Rule 17g-1(f) requires a Company entering into a joint insured bond enter into an agreement with all the other named insureds providing that in the event recovery is received under the fidelity bond as a result of a loss sustained by the Company or one or more other named insureds, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required pursuant to Rule 17g-1; and

WHEREAS, the Authorized Officers (as defined below) have negotiated a joint fidelity bond (the "*Joint Fidelity Bond*") that will be issued by Continental Insurance Company, a reputable fidelity insurance company, in an amount equal to $4,000,000, and which provides

fidelity bond coverage for the Company, Runway Growth Capital LLC (the "*Adviser*") and other insured parties; and

WHEREAS, the Authorized Officers have also negotiated the proposed joint insured bond allocation agreement (the "***Joint Insured Bond Allocation Agreement")*** by and among the Company and the Adviser that was provided to the Board and the Board has reviewed such Joint Insured Bond Allocation Agreement; and

WHEREAS, the Board, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Independent Directors.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board hereby ratifies the actions of the Authorized Officers, and each of them individually, related to negotiation, execution and delivery of such documents or agreements as was necessary to cause the Joint Fidelity Bond to be issued with such terms and premium as any Authorized Officer approved, including coverage to the Company, the Adviser and other insured parties in the amount of $4,000,000; and

FURTHER RESOLVED, that the Board, has determined the portion of the premium to be paid by the Company be, and it hereby is, ratified and approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Joint Fidelity Bond and the amount of the premium for such Joint Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

FURTHER RESOLVED, that the terms and conditions of the Joint Fidelity Bond are approved and ratified in all respects by the Board, including a majority of the Independent Directors, in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Joint Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that that the Joint Insured Bond Allocation Agreement by and among the Company and the Adviser be, and it hereby is, in substantially the form provided to the Board, approved and adopted by the Board, with such additions and revisions as any Authorized Officer may approve, such approval to be conclusively evidenced by the inclusion of such additions or revisions therein, or as may be required to conform with the requirements of applicable law; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed (i) to negotiate, execute, and deliver such documents or agreements as may be necessary to cause the Joint Fidelity Bond to be issued, (ii) to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Joint Fidelity Bond on behalf of the Company, (iii) cause the Company to pay its ratable allocation of the annual premium payable with respect to the Joint Fidelity Bond; (iv) to enter into and execute, on behalf of the Company, an agreement reflecting the provisions of the Joint Fidelity Bond and relating to the division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f); and (v) to do and perform all acts and things in connection with the foregoing, and to cause the Company to perform its obligations thereunder, including, but not limited to, paying of any premiums; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed to file a copy of the Joint Fidelity Bond, Joint Insured Bond Allocation Agreement and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments, and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or the President, the Chief Executive Officer, the Chief Financial Officer, the Treasurer and the Corporate Secretary of the Company (each, an "***Authorized Officer***," and collectively, the "***Authorized Officers***") in connection with the documents and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved, and adopted in all respects as and for the acts and deeds of the Company.

JOINT INSURED BOND ALLOCATION AGREEMENT

THIS JOINT INSURED BOND ALLOCATION AGREEMENT (the **"Agreement"**), effective as of the 29th day of January, 2025, by and among, Runway Growth Capital LLC (**"RGC"**), an investment advisor registered with the Securities and Exchange Commission (the **"SEC"**), Runway Growth Finance Corp. (**"Runway Growth"**), a business development company regulated under the Investment Company Act of 1940, as amended (the "**1940 Act**") and managed by RGC, Runway-Cadma I LLC, a subsidiary of Runway Growth, Runway Growth Finance L.P., a private fund managed by RGC and Runway Growth Finance LLC, a private fund managed by RGC (each, the "**Insured**" and collectively, the "**Insureds**").

WHEREAS, pursuant to the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 adopted thereunder ("**Rule 17g-1**"), Runway Growth is required to maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering certain officers and employees of Runway Growth; and

WHEREAS, the Insureds have entered into a joint insured bond with Continental Insurance Company, in accordance with Rule 17g-1 (such joint insured bond as it is currently executed and as it may be amended from time to time, hereinafter, the "**Bond**"); and

WHEREAS, the Insureds, in order to be covered jointly under the Bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which the premiums and any recoveries under the Bond shall be allocated among them.

NOW, THEREFORE, it is agreed as follows:

1. <u>Amount of Coverage Maintained.</u> The amount of fidelity coverage under the Bond shall at all times be at least equal to the sum of: (a) the total amount of coverage that Runway Growth would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 had Runway Growth not been a named insured under the Bond, plus (b) the amount of each bond which each other named insured would have been required to provide and maintain pursuant to federal statutes or regulations had it not been named as an insured under the Bond (such amounts, respectively, the "**minimum coverage requirement**" for each Insured). The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors of Runway Growth (the "**Board**"), including a majority of those directors who are not "interested persons" of Runway Growth, as defined by Section 2(a)(19) of the 1940 Act (the "**Independent Directors**").

2. <u>Allocation of Recovery.</u> In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a. First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b. Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured

3. <u>Allocation of Premiums.</u> No premium shall be paid under the Bond unless the Board, including a majority of the Independent Directors, approve the portion of the premium to be paid on behalf of Runway Growth and each Insured's governing body, including, if applicable, a majority of such governing body's independent directors, approve the portion of the premium to be paid on behalf of each Insured. The premium payable on the Bond shall be allocated between the Insureds as determined in the sole discretion of the governing body of each Insured, including the Board.

4. <u>Amendment.</u> This Agreement may not be modified or amended in any manner except by written agreement executed by the parties hereto.

5. <u>Filing with the Commission.</u> A copy of this Agreement, and any amendment thereto, shall be filed with the SEC within 10 days after receipt by Runway Growth of an executed copy of the Bond.

6. <u>Scope.</u> The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

Remainder of page intentionally blank

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed as of the day and year first written.

Runway Growth Finance Corp.
By: _S B Raterman_
Name: Thomas B. Raterman
Title: Chief Financial Officer, Chief Compliance Officer

Runway Growth Capital LLC
By: _S B Raterman_
Name: Thomas B. Raterman
Title: Chief Financial Officer, Chief Compliance Officer

Runway Growth Finance L.P.
By: _S B Raterman_
Name: Thomas B. Raterman
Title: Chief Financial Officer, Chief Compliance Officer

Runway-Cadma I LLC
By: _S B Raterman_
Name: Thomas B. Raterman
Title: Chief Financial Officer, Chief Compliance Officer

Runway Growth Finance LLC
By: _S B Raterman_
Name: Thomas B. Raterman
Title: Chief Financial Officer, Chief Compliance Officer